FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                         Pursuant to Rule 13a - 16 under
                       the Securities Exchange Act of 1934


                     For the fiscal year ended May 31, 2003


                                    ICON plc
                               (Registrant's name)


                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Yes___X___                        No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                 Yes______                         No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                 Yes______                         No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes_______                        No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON plc

                         Fiscal Year Ended May 31, 2003

                                TABLE OF CONTENTS
                                -----------------

                                                                          Page
                                                                          ----

General.....................................................................2

Report of Independent Chartered Accountants.................................3

Consolidated Balance Sheets.................................................4

Condensed Consolidated Statements of Operations for the
    twelve months ended May 31, 2003, 2002 and 2001.........................5

Consolidated Statements of Shareholders' Equity and
    Comprehensive Income....................................................6

Consolidated Statements of Cash Flows.......................................7

Notes to Consolidated Financial Statements..................................8

Signature Page.............................................................33

                                    ICON plc

                                     GENERAL

     As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

General

We are a Clinical Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. We specialize in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2003, we had approximately 2,300 employees and operations in 29 locations in 17 countries, including the United States and major markets in Europe and Rest of World and have managed clinical trials in 55 countries. For the fiscal year ended May 31, 2003, we derived approximately 70.3%, 27.0% and 2.7% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

During the fiscal year ended May 31, 2003, we commenced operations in Montreal, Canada, Tampa, Florida, Raleigh, North Carolina and Moscow, Russia. We also merged two existing California based operations into one office in Redwood City, California.

On October 9, 2002, we acquired Barton & Polansky Associates, Inc ("BPA") and its sister company, Managed Clinical Solutions, Inc ("MCS"), contract research organizations in New York.

On January 24, 2003, we acquired Medeval Group Limited, ("Medeval"), a UK based specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries.

On July 3, 2003, we entered into a creditline facility for a total of U.S.$60 million. This facility was entered into jointly with Bank of Ireland plc and Ulster Bank Ireland Ltd, and replaces both the existing Allied Irish Banks plc and the PNC facilities.

On July 21, 2003 we entered into a letter of intent for acquisition of Globomax LLC, a drug development consultancy company based in Baltimore, Maryland, USA.

ICON plc's principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS


To the Directors and Shareholders of ICON plc



       We have audited the accompanying consolidated balance sheets of ICON plc and subsidiaries as of May 31, 2002 and 2003 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended May 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in Ireland and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICON plc and subsidiaries as of May 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States.


       KPMG
       Chartered Accountants

       Dublin, Ireland
       July 25, 2003


                                    ICON plc
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------------------------------------------

                                                                                                 May 31,
                                                                                         2002                   2003
                                                                                              (in thousands)
ASSETS
Current Assets:
    Cash and cash equivalents                                                         $36,291                $18,311
    Short term investments - available for sale (Note 3)                               18,551                      -
    Accounts receivable                                                                41,306                 74,645
    Unbilled revenue                                                                   26,387                 44,783
    Other receivables                                                                   2,093                  4,385
    Deferred taxes (Note 12)                                                              408                     32
    Prepayments and other current assets                                                5,183                  8,326
-------------------------------------------------------------------------------------------------------------------
    Total current assets                                                              130,219                150,482
Other Assets:
    Property, plant and equipment, net (Note 5)                                        25,482                 39,503
    Goodwill (Note 4)                                                                  10,093                 45,029
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                                         $165,794               $235,014
-------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable                                                                   $5,788                $11,092
    Payments on account                                                                19,854                 45,763
    Other liabilities (Note 6)                                                         16,308                 28,289
    Taxes payable                                                                       3,601                  4,385
    Bank overdraft and loan facilities (Note 7)                                        11,745                  7,126
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                          57,296                 96,655
Other Liabilities:
    Long term government grants (Note 10)                                                 937                  1,140
    Long term finance leases                                                                -                    309

Shareholders' Equity:
    Ordinary shares, par value 6 Euro cents per share; 20,000,000 shares authorized, 11,798,501 shares issued and outstanding at May 31, 2002 and
    11,841,557 shares issued and outstanding at May 31, 2003 (Note 11)                    839                    841
    Additional paid-in capital                                                         60,348                 61,164
    Accumulated other comprehensive income                                            (2,461)                  7,787
    Merger reserve                                                                         47                     47
    Retained earnings                                                                  48,788                 67,071
-------------------------------------------------------------------------------------------------------------------

    Total Shareholders' Equity                                                        107,561                136,910
-------------------------------------------------------------------------------------------------------------------

    Total Liabilities and Shareholders' Equity                                       $165,794               $235,014
-------------------------------------------------------------------------------------------------------------------


     The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
                      CONSOLIDATED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------

                                                                         Year Ended May 31,
                                                                   2001             2002           2003
                                                           (in thousands, except share and per share data)


Revenue:
    Gross revenue                                              $151,832         $218,842       $340,971
    Subcontractor costs                                        (35,669)         (62,287)      (115,246)
-------------------------------------------------------------------------------------------------------
    Net revenue                                                 116,163          156,555        225,725

Costs and expenses:
    Direct costs                                                 63,800           83,371        122,373
    Selling, general and administrative                          36,312           48,951         71,118
    Depreciation and amortization                                 4,975            6,020          7,305
-------------------------------------------------------------------------------------------------------

     Total costs and expenses                                   105,087          138,342        200,796
-------------------------------------------------------------------------------------------------------

Income from operations                                           11,076           18,213         24,929
Interest income                                                   2,945            1,603            633
Interest expense                                                  (426)            (487)          (279)
-------------------------------------------------------------------------------------------------------

Income before provision for income taxes                         13,595           19,329         25,283
Provision for income taxes (Note 12)                            (2,617)          (5,129)        (7,000)
-------------------------------------------------------------------------------------------------------

Net income                                                      $10,978          $14,200        $18,283
-------------------------------------------------------------------------------------------------------

Net income per ordinary share:
    Basic                                                         $0.97            $1.22          $1.55
------------------------------------------------------------------------ ---------------- --------------

    Diluted                                                       $0.92            $1.16          $1.50
------------------------------------------------------------------------ ---------------- --------------

Weighted average number of ordinary shares outstanding:
    Basic                                                    11,292,610       11,656,153     11,813,788
------------------------------------------------------------------------ ---------------- --------------

    Diluted                                                  11,943,849       12,241,820     12,181,094
------------------------------------------------------------------------ ---------------- --------------



The accompanying notes are an integral part of these consolidated financial statements.


                                                    ICON plc
                     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
-------------------------------------------------------------------------------------------------------------------

                                                                               Accumulated
                                                               Additional            Other
                                                                  Paid-in    Comprehensive    Retained     Merger
                                           Shares    Amount       Capital           Income    Earnings    Reserve          Total
                                                             (in thousands, except share and per share data)

---------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2000                11,153,669      $851       $55,665         $(3,120)     $23,610        $47        $77,053
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income:
Net income                                      -         -             -                -      10,978          -         10,978
Currency translation adjustment                 -         -             -          (2,291)           -          -        (2,291)
                                                                                                                   --------------
Total comprehensive income                                                                                                 8,687
Exercise of share options                 275,960        15           474                -           -          -            489
Renominalization of Ordinary Shares
                                                -      (47)            47                -           -          -              -
Deferred tax benefit on exercise
of  options                                                           351                -                      -            351
                                                -         -                                          -
---------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2001                11,429,629      $819       $56,537         $(5,411)     $34,588        $47        $86,580
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income:
Net income                                      -         -             -                -      14,200          -         14,200
Currency translation adjustment                 -         -             -            2,950           -          -          2,950
                                                                                                                   --------------
Total comprehensive income                                                                                                17,150
Exercise of share options                 358,100        19         2,655                -           -          -          2,674
Shares issued                              10,772         1           364                -           -          -            365
Deferred  tax  benefit on
exercise of options                             -         -           792                -           -          -            792
---------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2002                11,798,501      $839       $60,348         $(2,461)     $48,788        $47       $107,561
---------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income:
Net income                                      -         -             -                -      18,283          -         18,283
Currency translation adjustment                 -         -             -           10,248           -          -         10,248
                                                                                                                   --------------
Total comprehensive income                                                                                                28,531
Exercise of share options                  39,360         2           726                -           -          -            728
Share issue costs                               -         -          (35)                -           -          -           (35)
Shares issued                               3,696         -            77                -           -          -             77
Deferred  tax  benefit on
exercise of options                             -         -            48                -           -          -             48
---------------------------------------------------------------------------------------------------------------------------------
Balance at May 31, 2003                11,841,557      $841       $61,164           $7,787     $67,071        $47       $136,910
---------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.


                                    ICON plc
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------

                                                                                      Year Ended May 31,
                                                                             2001             2002             2003
                                                                                       (in thousands)
Cash flows from operating activities:
Net income                                                                $10,978          $14,200          $18,283
Adjustments to reconcile net income to net cash
(used in)/ provided by operating activities:
    Loss on disposal of fixed assets                                           89               46                -
    Depreciation                                                            4,765            6,020            7,305
    Goodwill amortization                                                     210                -                -
    Amortization of grants                                                   (12)             (46)             (36)
    Deferred taxes                                                           (38)               19              376
Changes in assets and liabilities:
    Increase in accounts receivable                                      (12,789)         (10,873)         (23,232)
    Increase in unbilled revenue                                          (6,759)          (5,376)         (14,480)
    (Increase)/decrease in other receivables                              (2,074)            2,062            7,515
    Increase in prepayments and other current assets                        (431)          (2,697)          (1,965)
    Increase in payments on account                                         1,957            8,655           25,485
    Increase/(decrease)  in other liabilities                               2,513              731          (1,787)
    Increase in income taxes payable                                        1,096            2,897              253
    (Decrease)/increase in accounts payable                                                  1,631            3,768
                                                                          (1,075)
-------------------------------------------------------------------------------------------------------------------

Net cash (used in) /provided by operating activities                      (1,570)           17,269           21,485
Cash flows from investing activities:
    Purchase of fixed assets                                              (6,689)         (10,425)         (15,788)
    Purchase of subsidiary undertakings                                   (1,754)                -         (36,873)
    Cash acquired with subsidiary undertakings                                555                -            1,910
    Deferred payments in respect of prior year acquisitions                 (149)          (2,615)          (3,078)
    Sale of short term investments                                          4,455           29,868           18,551
    Purchase of short term investments                                   (18,991)         (12,478)                -
    Receipt of government grant                                                 -              464                -
-------------------------------------------------------------------------------------------------------------------

Net cash (used in) /provided by investing activities                     (22,573)            4,814         (35,278)
Cash flows from financing activities:
    Proceeds / (repayment of) from bank overdraft                           9,339              547          (5,319)
    Repayment of long term debt                                              (50)            (338)                -
    Proceeds from exercise of share options and issue of shares               489            2,674              693
    Repayment of other liabilities                                          (215)            (165)                -
-------------------------------------------------------------------------------------------------------------------

Net cash provided by /(used in) financing activities                        9,563            2,718          (4,626)
Effect of exchange rate movements on cash                                   (793)              311              439
-------------------------------------------------------------------------------------------------------------------

Net (decrease) /increase in cash and cash equivalents                    (15,373)           25,112         (17,980)
Cash and cash equivalents at beginning of year                             26,552           11,179           36,291
-------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                  $11,179          $36,291          $18,311
--------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                    ICON plc
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


1. Description of business

ICON plc and subsidiaries ("The Company") is a Contract Research Organization ("CRO") providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. The Company specializes in the management, execution and analysis of complex, multinational clinical trials in most major therapeutic areas. The Company believes that it is one of a select group of CROs with the capability and expertise to conduct clinical trials on a global basis. As of May 31, 2003, the Company had approximately 2,300 employees and operations in 29 locations in 17 countries, including the United States and major markets in Europe and Rest of World and has managed clinical trials in 55 countries. For the fiscal year ended May 31, 2003, we derived approximately 70.3%, 27.0% and 2.7% of our net revenue in the United States, Europe and Rest of World, respectively.

2. Significant Accounting Policies

The accounting policies noted below were applied in the preparation of the accompanying financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

(a) Basis of consolidation

The consolidated financial statements include the financial statements of ICON plc and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated. The results of subsidiary undertakings acquired in the year are included in the consolidated statement of operations from the date of acquisition.

(b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(c) Revenue recognition

The Company primarily earns revenues by providing a number of different services to its customers. These services include clinical trials management, biometric activities, consulting and laboratory services. Contracts range in duration from a number of months to several years.

Clinical trials management revenue is earned on the basis of the relationship between time incurred and the total estimated duration of the trial. Biometrics revenue is recognized on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units. Consulting revenue is recognized on a fee-for-service basis as the related service is performed. Laboratory service revenue is recognized on a fee-for-service basis. The Company accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognized as revenue by revision to the total contract value arising as a result of an authorized customer change order. Provisions for losses to be incurred on contracts are recognized in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as unbilled revenue. Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contractual obligations are fulfilled. Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognized, are recognized as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognized as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses ensure that the Company is paid for all work performed to the termination date.


(d) Subcontractor costs

Subcontractor costs comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrollment over the life of the contract. Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense. Payments to investigators in excess of the accrued expense are classified as prepaid expenses and accrued expense in excess of amounts paid are classified as accounts payable.

(e) Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees and other direct project-related costs.

(f) Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was U.S.$1,166,000, U.S.$988,000 and U.S.$1,336,000 for the years ended May 31, 2001, 2002 and 2003 respectively.

(g) Foreign currencies and translation of subsidiaries

The Company's financial statements are prepared in United States dollars. Transactions in currencies other than United States dollars are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than United States dollars are translated into United States dollars at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are charged or credited to income and where material are separately disclosed. For the years ended May 31, 2001, 2002 and 2003 amounts (credited)/charged to income amounted to (U.S.$1,474,000), U.S. $1,412,000 and U.S.$1,968,000 respectively.

The financial statements of subsidiaries with other functional currencies are translated at year end rates for the balance sheet and average rates for the income statement. Translation gains and losses arising are reported as a movement on reserves.

During the year, the Company entered into foreign exchange currency contracts to manage its exposure against currency fluctuations on anticipated Euro denominated cashflows. Currency gains and losses arising in the year under these arrangements are recorded in the statement of operations.

(h) Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

Cash, cash equivalents, unbilled revenue, other receivables, short term investments, prepayments and other current assets, accounts receivable, accounts payable, investigator payments, payments received on account, accrued liabilities, accrued bonuses, bank overdraft and taxes payable carrying amount approximates fair value due to the short term maturities of these instruments.

Long-term debt and other liabilities carrying amounts approximate fair value based on net present value of estimated future cash flows.

(i) Leased Assets

Costs in respect of operating leases are charged to the statement of operations on a straight line basis over the lease term.

Assets acquired under capital finance leases are included in the balance sheet at the present value of the future minimum lease payments and are depreciated over the shorter of the lease term and their remaining useful lives. The corresponding liabilities are recorded in the balance sheet and the interest element of the capital lease rental is charged to interest expense.

(j) Goodwill

In July 2001, the Financial Accounting Standards Board (FASB) issued two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach.

The Company adopted SFAS No.142 effective June 1, 2001 and ceased amortization of goodwill as of June 1, 2001. Goodwill amortization for the year ended May 31, 2001 amounted to U.S.$210,000. The Company does not have any intangible assets. SFAS No.142 requires a two step impairment test for goodwill. The first step is to compare the carrying amount of the reporting units' assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then a second step is required to be completed which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company has completed its transitional and annual assessments of goodwill impairment and concluded that no indication of goodwill impairment existed at June 1, 2001, May 31, 2002 or 2003.

(k) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and is stated at cost, which approximates market value.

(l) Short term investments - available for sale

The Company has classified short-term investments as available for sale in accordance with the terms of SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities". Realized gains and losses are determined using specific identification. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholder equity. In the years to May 31, 2001, 2002 and 2003 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

(m) Inventory

Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Cost in the case of work in progress and finished goods, comprises fixed labor, raw materials costs and attributable overheads.

(n) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:


                                                            Years
                                                            -----

         Building                                           40
         Computer equipment and software                    4
         Office furniture and fixtures                      8
         Laboratory equipment                               5
         Motor vehicles                                     5

Leasehold improvements are amortized using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter.

(o) Income taxes

The Company applies Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

(p) Government grants

Government grants received relating to capital expenditure are shown as deferred income and credited to income on a basis consistent with the depreciation policy of the relevant assets.

Grants relating to categories of operating expenditures are credited to income in the period in which the expenditure to which they relate is charged.

Under the grant agreements amounts received may become repayable in full should certain circumstances specified within the grant agreements occur, including downsizing by the Company, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

The Company has not recognized any loss contingency having assessed as remote the likelihood of these events arising.

(q) Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation and such contributions are expensed as incurred.

The Company operates, through a subsidiary, a defined benefit plan for certain of its United Kingdom employees. The Company accounts for the costs of this plan using actuarial models required by SFAS No.87, "Employers Accounting for Pensions". Disclosures are presented in accordance with the requirements of SFAS No.132, "Employees' Disclosures about Pensions and Other Post-retirement Benefits".

(r) Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:




                                                                           Year Ended May 31,
                                                                     2001            2002             2003
Weighted average number of ordinary shares
 outstanding for basic net income per
   ordinary share                                              11,292,610      11,656,153       11,813,788
Effect of dilutive share options outstanding                      651,239         582,908          367,306
Effect  of  dilutive  shares to be issued as part of
deferred consideration                                                  -           2,759                -
----------------------------------------------------------------------------------------------------------
Weighted average number of ordinary shares for
diluted net income per ordinary share                          11,943,849      12,241,820       12,181,094
----------------------------------------------------------------------------------------------------------


(s) Stock-based compensation

The Company accounts for its share options in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. APB No. 25 permits entities to recognize as expense, over the vesting period, the fair value of all stock- based awards on the date of grant. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

The following table illustrates the effect on net income and earnings per share as if the fair value method of SFAS No. 123 had been applied to all outstanding and unvested stock options in each period.


                                                                                 Year Ended May 31,
                                                                           2001            2002             2003
                                                                                 (in thousands)
                                                                          (except per share data)
        Net income, as reported                                         $10,978         $14,200          $18,283
        Add: Stock-based employee  compensation expense included
        in reported net income, net of related tax effects
                                                                              -               -                -
        Deduct: Total stock-based employee  compensation expense
        determined   under  fair  value  based  method  for  all
        awards, net of related tax effects                              (1,190)         (1,609)          (2,096)
        --------------------------------------------------------------------------------------------------------
        Pro forma net income                                             $9,788         $12,591          $16,187
        --------------------------------------------------------------------------------------------------------
        Earnings per share (in $):
        Basic - as reported                                               $0.97           $1.22            $1.55
        Basic - pro forma                                                  0.87            1.08             1.37
        Diluted - as reported                                              0.92            1.16             1.50
        Diluted - pro forma                                                0.82            1.03             1.33
        --------------------------------------------------------------------------------------------------------


(t) Impairment of long-lived assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

3. Short term investments - available for sale

The Company has classified its entire investment portfolio comprising floating rate and medium term minimum "A" rated corporate securities, as available for sale. The investments are reported at fair value, with unrealized gains or losses reported in a separate component of shareholder equity. In the years to May 31, 2001, 2002 and 2003 no unrealized gains or losses arose. Any differences between the cost and fair value of the investments are represented by accrued interest.

4. Goodwill

                                                      2002           2003
                                                   (in thousands)
Opening Goodwill ..............................     $6,642        $10,093
Arising during the year........................          -         32,302
Arising on earn-out (current and prior
  year acquisitions)...........................      3,287          2,003
Foreign exchange movement......................        164            631
--------------------------------------------------------------------------

Closing Goodwill...............................    $10,093        $45,029
--------------------------------------------------------------------------




The distribution of goodwill by business segment was as follows:

                                                    2002            2003
                                                  (in thousands)
Central laboratory                               $ 6,596          $6,596
Clinical research                                  3,497          38,433
-------------------------------------------------------------------------

Total                                            $10,093         $45,029
-------------------------------------------------------------------------

     In July 2001 the Financial Accounting Standards Board, or FASB, issued two new statements: SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Those Statements changed the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently SFAS No. 144 after its adoption. The Company has no intangible assets with infinite lives. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142. The Company adopted SFAS No. 142, effective June 1, 2001.

     The following table reconciles the prior periods' reported net income to their prospective pro forma balances adjusted to exclude goodwill amortization, which is no longer recorded under SFAS No. 142:

                                                              Year
                                                           ended May
                                                            31, 2001
                                                         (in thousands,
                                                        except per share
                                                             data)


      Reported net income                                          $10,978
      Add back goodwill amortization                                   210
                                                      ---------------------
      Adjusted net income                                          $11,188
                                                      ---------------------

      Basic net income per ordinary share
      Reported                                                       $0.97
      Add back goodwill amortization                                  0.02
                                                      ---------------------
      Adjusted basic net income per share                            $0.99
                                                      ---------------------


      Diluted net income per ordinary share
      Reported                                                       $0.92
      Add back goodwill amortization                                  0.02
                                                      ---------------------
      Adjusted diluted net income per share                          $0.94
                                                      ---------------------

(a) Acquisition of YRCR Ltd.

On January 27, 2000, the Company acquired YRCR Limited ("YRCR"), a U.K. based regulatory consultancy company. The Company acquired YRCR in exchange for cash of Stg(pound)500,000 (U.S.$819,000) and 51,387 ordinary shares, the fair market value of which was Stg(pound)500,000 (U.S.$819,000) on the date the contract terms were agreed, excluding costs of acquisition. The acquisition of YRCR has been accounted for as a purchase.

Earn-out provisions were built into the contract, over the period to May 2003 up to a maximum additional consideration of Stg(pound)2.0 million (U.S.$2.9 million). These earn-outs were paid in the form 50% cash and 50% shares. Additional purchase consideration was recorded as goodwill.

On April 3, 2000, an additional cash payment of Stg(pound)250,000 (U.S.$393,043) was made to YRCR as part of the earn-out provision. On May 31, 2000, an additional 24,272 ordinary shares were issued to YRCR with a fair market value of Stg(pound)250,000 (U.S.$367,500).

As part of the earn-out provisions, on August 31, 2001, an additional 10,772 ordinary shares were issued to YRCR with a fair market value of Stg(pound)250,000 (U.S.$365,400), and, on September 3, 2001, an additional cash payment of Stg(pound)250,000 (U.S.$365,400) was made. Of these amounts Stg(pound)400,000 (U.S.$590,800) was provided at May 31, 2001, as the earn-out target had been reached, with the balance of Stg(pound)100,000 (U.S.$140,000) accounted for during the year ended May 31, 2002.

On August 30, 2002, an additional cash payment of Stg(pound)50,000 (U.S.$77,526) was made to YRCR and on October 8, 2002, an additional 3,696 ordinary shares were issued to YRCR with a fair market value of Stg(pound)50,000 (U.S.$77,440) as part of the earn-out provisions. Both these earn out payments were accrued for at May 31, 2002.

The initial purchase price of U.S.$1,838,000 including costs of acquisition together with subsequent additional consideration of U.S.$1,646,309 for YRCR was allocated as follows:




                                                           (in thousands)

Property, plant and equipment.............................         $125
Goodwill..................................................        3,169
Current assets............................................          879
Accounts payable..........................................        (689)
-----------------------------------------------------------------------

Purchase price............................................       $3,484
-----------------------------------------------------------------------

(b) Acquisition of Protocole

On March 14, 2000, the Company acquired Protocole ("Protocole"), a Paris based veterinary CRO. The Company acquired Protocole for initial cash consideration of French Francs 4,000,000 (U.S.$586,240), excluding costs of acquisition. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of French Francs 4,000,000 depending on the performance of Protocole over the period to May 31, 2003. None of the earn-out provisions have been reached at May 31, 2003. The acquisition of Protocole has been accounted for as a purchase.

The purchase price of U.S.$732,000 for Protocole was allocated as follows:

                                                (in thousands)

Property, plant and equipment...................         $12
Goodwill........................................         731
Current assets..................................         114
Current liabilities.............................       (125)
------------------------------------------------------------

Purchase price..................................        $732
------------------------------------------------------------


(c) Acquisition of UCT (U.S.) Inc.

On June 8, 2000, the Company acquired UCT (U.S.) Inc. ("UCT"), subsequently renamed ICON Laboratories Inc., a central laboratory company based in New York, USA. The Company acquired UCT in exchange for cash of U.S.$1,200,000. Earn-out provisions were built into the acquisition contract requiring the potential payment of additional deferred consideration of U.S.$18 million depending on the performance of UCT over the period to May 31, 2003. The acquisition of UCT has been accounted for as a purchase.

Additional consideration paid was in the form of cash and was accounted for as goodwill.

On September 1, 2001, an additional cash payment of U.S.$2,250,000 was made to UCT as part of the earn-out provisions. The first earn-out target was reached as at May 31, 2001 and this consideration has been included in the purchase price below.

On August 30, 2002 the Company made a cash payment of U.S.$3,000,000 to the former shareholders of UCT (U.S.) Inc., under the terms of an earn out provision entered into on the acquisition of UCT on June 8, 2000. The earn-out target was reached at May 31, 2002 and this consideration was recorded at that date in the financial statements.

The purchase price of U.S.$7,003,000 including total earn-out provisions of U.S.$5,250,000 and acquisition costs of U.S.$553,000 was allocated as follows:



                                                    (in thousands)

Property, plant and equipment.......................       $1,415
Goodwill............................................        6,667
Current assets......................................        4,276
Accounts payable....................................      (5,355)
-----------------------------------------------------------------

Purchase price......................................       $7,003
-----------------------------------------------------------------

(d) Acquisition of Barton & Polansky Associates, Inc. and Managed Clinical Solutions, Inc.


On October 9, 2002, the Company acquired 100% of the outstanding shares of Barton & Polansky Associates, Inc. ("BPA") and its sister company Managed Clinical Solutions, Inc. ("MCS"), both based in New York, USA, for an initial cash consideration of U.S.$15.7 million, excluding costs of acquisition which amounted to U.S.$0.8 million. Earn-out and working capital provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$18 million depending on the performance of MCS over the period to May 31, 2006. Such potential additional consideration will be accounted for as goodwill. The total amount of goodwill is expected to be tax deductible.

On December 20, 2002, and April 15, 2003, additional cash payments of U.S.$3.7 million and U.S.$0.3 million respectively were made to the former shareholders of BPA and MCS as part of the working capital provisions in the contract. The acquisitions of BPA and MCS have been accounted for as a purchase in accordance with SFAS No.141 "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.

                                                          (in thousands)
       Property, plant & equipment                                    $2
       Goodwill                                                   14,439
       Current assets                                              9,533
       Bank overdraft                                              (700)
       Current liabilities                                       (2,795)
       ------------------------------------------------------------------
       Purchase Price                                            $20,479
       ------------------------------------------------------------------


The results of BPA and MCS have been included in the consolidated financial statements from October 1, 2002.

(e) Acquisition of Medeval Group Ltd

On January 24, 2003, the Company acquired 100% of the outstanding shares of Medeval Group Limited ("Medeval") for an initial cash consideration of Stg(pound)9.5 million (U.S.$15.5 million), excluding costs of acquisition which amounted to U.S.$1.0 million. Earn-out provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of Stg(pound)4.3 million (U.S.$6.9 million) depending on the performance of Medeval over the period to May 31, 2004. Such potential additional consideration will be accounted as goodwill. The total amount of goodwill is expected to be tax deductible.

Stg(pound)1.4 million (U.S.$ 2.0 million) was accrued at May 31, 2003 as the first earn-out target was reached and this amount has been included in the purchase price below. The acquisition of Medeval has been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The following table summarises the fair values of the assets acquired and the liabilities assumed at the date of acquisition.





                                                               (in thousands)
       Property, plant and equipment                                   $1,632
       Goodwill                                                        19,866
       Current assets                                                   2,738
       Pension liabilities (see note 8)                               (2,588)
       Other current liabilities                                      (3,113)
       -----------------------------------------------------------------------
       Purchase Price                                                 $18,535
       -----------------------------------------------------------------------

The results of Medeval have been included in the consolidated financial statements from January 24, 2003.

The proforma effect of the BPA, MCS and Medeval acquisitions if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the fiscal years ended May 31, 2002 and 2003 as follows:

                                               Year Ended May 31,
                                                   2002                 2003
                                                   ----                 ----
                                        (in thousands, except per share data)
       Net Revenue                             $189,762             $243,348
       Net Income                               $16,674              $19,140
       Basic Earnings per Share                   $1.43                $1.62
       Diluted Earnings Per Share                 $1.36                $1.57

In August 2002, prior to the date of acquisition, a U.S.$900,000 distribution was made by BPA and MCS, to the former shareholders of BPA and MCS, which was recorded as other expenses. In July 2001 and 2002, distributions were paid to the former shareholders of Medeval by Medeval of Stg(pound)25,679 (U.S.$36,148) and Stg(pound)109,700 (U.S.$168,134) respectively which were also recorded as other expenses. These payments are included in the proforma results above.

5. Property, Plant and Equipment

                                                              May 31,

                                                      2002                 2003
                                                            (in thousands)

Cost
Land..........................................        $661                 $717
Building......................................       5,034                7,874
Computer equipment and software...............      19,729               33,558
Office furniture and fixtures.................      10,014               13,418
Laboratory equipment..........................       1,611                3,685
Motor vehicles.................................         37                   38
Leasehold improvements........................       6,033                6,921
--------------------------------------------------------------------------------

                                                    43,119               66,211
Less accumulated depreciation.................    (17,637)             (26,708)
--------------------------------------------------------------------------------

Property, plant and equipment (net)...........     $25,482              $39,503
--------------------------------------------------------------------------------

Total cost above at May 31, 2003 includes U.S.$524,632 (2002: U.S.$Nil) relating to assets acquired under capital finance leases. Related accumulated depreciation amounted to U.S.$36,272.


6. Other Liabilities

                                                                May 31,

                                                        2002               2003
                                                        ----               ----
                                                             (in thousands)


Accrued liabilities................................   $7,625            $13,562
Accrued bonuses....................................    4,549              8,542
Accrued social welfare costs.......................      962              1,301
Contingent purchase consideration payable..........    3,147              2,003
Short term government grants.......................       25                 34
Accrued pension liability (note 8) ................        -              2,632
Short term finance leases (note 14)................        -                215
-------------------------------------------------------------------------------

                                                     $16,308            $28,289
-------------------------------------------------------------------------------

7. Bank Loans

The Company has short-term bank loan facilities as follows:

On November 17, 1998, the Company entered into an overdraft facility, (the A.I.B. facility) for (euro)2.5million (U.S.$2.9million) with Allied Irish Banks plc, ("A.I.B"). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003. As of May 31, 2003, the full amount of this facility was available to be drawn down.

On July 29, 2002, the Company entered into an additional A.I.B. facility for Stg (pound)50,000 (U.S.$81,746). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full amount of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility expires on June 30, 2003. As of May 31, 2003, Stg (pound)8,816 (U.S.$14,413) of this facility was available to be drawn down.

The Company's U.S. subsidiary ICON Clinical Research, Inc.(the "borrower") has a U.S.$12 million secured line of credit (the "PNC facility") with PNC Bank N.A. ("PNC"). Borrowings under the PNC Facility must be the lesser of (a) U.S.$12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivable less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate plus one quarter percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the borrower. As of May 31, 2003, U.S.$5.1 million of this facility was available to be drawn down.

The Company entered into an overdraft agreement with A.I.B., whereby the company guarantees any overdrafts of the subsidiaries ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd. up to an amount (euro)120,000 (U.S.$141,396) and U.S.$250,000 (ILS 1,100,013), respectively. As of May 31, 2003, the full German facility and Israeli facility were available to be drawn down.

8. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 6% of the participant's annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2001, 2002 and 2003 were U.S.$998,000, U.S.$1,265,000, and
U.S.$1,649,793 respectively.

The Company's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 50% of each participant's contributions, each participant can contribute up to 6% of their annual compensation. Contributions to this U.S. Plan are recorded, in the year contributed, as an expense in the Consolidated Statement of Operations. Contributions for the years ended May 31, 2001, 2002 and 2003 were U.S.$781,000, U.S.$1,320,000, and
U.S.$1,811,156 respectively.

One of the Company's subsidiaries which was acquired during the year, Medeval Group Limited, operates a defined benefit pension plan in the United Kingdom for its employees. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at May 31, 2003 consist of units held in independently administered funds. The pension costs of this plan are presented in the following tables in accordance with the requirements of SFAS No.132, "Employees' Disclosures about Pensions and Other Post-retirement Benefits".

Change in benefit obligation                                    May 31, 2003
                                                              (in thousands)
Benefit obligation at acquisition date                                $6,759
Service cost                                                             186
Interest cost                                                            127
Plan participants' contributions                                          96
Actuarial loss                                                          (22)
Foreign currency exchange rate changes                                    61

-----------------------------------------------------------------------------
Benefit obligation at end of year                                     $7,207
-----------------------------------------------------------------------------

Change in plan assets                                           May 31, 2003
                                                              (in thousands)
Fair value of plan assets at acquisition date                         $4,171
Actual return on plan assets                                           (148)
Employer contributions                                                   221
Plan participants' contributions                                          96
Foreign currency exchange rate changes                                    38

-----------------------------------------------------------------------------
Fair value of plan assets at end of year                              $4,378
-----------------------------------------------------------------------------

Funded status                                                   May 31, 2003
                                                              (in thousands)
Funded status                                                       $(2,829)
Unrecognized net loss                                                    197

-----------------------------------------------------------------------------
Pension liability                                                   $(2,632)
-----------------------------------------------------------------------------

The  net  periodic  pension  cost  was  comprised  of  the      May 31, 2003
following:
                                                              (in thousands)
Service cost                                                            $186
Interest cost                                                            127
Expected return on plan assets                                          (99)

-----------------------------------------------------------------------------
Net periodic pension costs                                              $214
-----------------------------------------------------------------------------


The weighted average assumptions used in the calculation of the pension cost were a discount rate of 5.10% (date of acquisition: 5.25%), an expected return on plan assets of 6.50% (date of acquisition: 6.50%) and a 3.75% (date of acquisition: 3.75%) rate of compensation increase.

9. Share Options

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the "2003 Plan") pursuant to which the Compensation Committee of the Board may grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. Each option will be either an incentive stock option, or ISO, as described in Section 422 of the Code or an employee stock option, or NSO, as described in Section 422 or 423 of the Code. Each grant of an option under the 2003 Plan will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices for an ISO will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 1.5 million ordinary shares have been reserved under the 2003 Plan; and, in no event will the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2003 Plan during any calendar year to any employee shall be 100,000 ordinary shares.

No options can be granted after January 17, 2013.

The following table summarizes the transactions for the Company's share option plans for the three year period ended May 31, 2003:

                                                      Options                                                       Weighted
                                                      Granted                                                        Average
                                                     Prior to           Options Granted          Number of          Exercise
                                                 Jan 15, 1998               Under Plans             Shares             Price
       Outstanding at May 31, 2000                    756,880                   661,610          1,418,490            $8.69
       Granted                                              -                   199,500            199,500           $20.90
       Exercised                                    (254,220)                  (21,740)          (275,960)            $1.78
       Canceled                                             -                  (98,610)           (98,610)           $17.95
       --------------------------------------------------------------------------------------------------------------------
       Outstanding at May 31, 2001                    502,660                   740,760          1,243,420           $11.45
       --------------------------------------------------------------------------------------------------------------------
       Granted                                              -                   223,540            223,540           $28.57
       Exercised                                    (210,630)                 (147,470)          (358,100)            $7.47
       Canceled                                             -                  (89,240)           (89,240)           $19.96
       --------------------------------------------------------------------------------------------------------------------
       Outstanding at May 31, 2002                    292,030                   727,590          1,019,620           $15.85
       --------------------------------------------------------------------------------------------------------------------
       Granted                                              -                   283,445            283,445           $27.96
       Exercised                                            -                  (39,360)           (39,360)           $18.51
       Canceled                                             -                  (78,060)           (78,060)           $22.22
       --------------------------------------------------------------------------------------------------------------------
       Outstanding at May 31, 2003                    292,030                   893,615          1,185,645           $18.24
       --------------------------------------------------------------------------------------------------------------------


None of the share option grants summarized in the above table resulted in compensation expense as the option exercise price was equal to or greater than the estimated fair value of ordinary shares on the date of the grant.




The following table summarizes information concerning outstanding and exercisable share options as of May 31, 2003:


               Options Outstanding                                    Options Exercisable
                                              Weighted      Weighted
        Range                                  Average       Average
     Exercise            Number of           Remaining      Exercise            Number of
        Price               Shares    Contractual Life         Price               Shares       Exercise Price

        $0.07              238,030                  3.5        $0.07              238,030                $0.07
        $5.45               54,000                  2.3        $5.45               54,000                $5.45
       $15.63               17,000                  5.0       $15.63                7,000               $15.63
       $17.00                6,400                  5.0       $17.00                3,200               $17.00
       $18.00              270,490                  4.0       $18.00              203,720               $18.00
       $21.25              129,920                  6.0       $21.25               47,780               $21.25
       $23.80                8,000                  6.0       $23.80                3,200               $23.80
       $26.50               10,000                  6.5       $26.50                2,000               $26.50
       $27.39                4,000                  5.0       $27.39                2,000               $27.39
       $29.00              171,060                  6.6       $29.00               35,460               $29.00
       $28.00              276,745                  7.5       $28.00                1,500               $28.00
--------------------------------------------------------------------------------------------------------------

$0.07 - 29.00            1,185,645                  5.3       $18.21              597,890               $10.72
--------------------------------------------------------------------------------------------------------------


Substantially all of the options granted at exercise prices from $15.63 to $29.00 vest over a five year period from the date of grant. All other options have fully vested as of May 31, 2003.

The weighted average fair value of stock options granted during fiscal 2001, calculated using the Black-Scholes option pricing model, was $17.90 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 5.9%, expected volatility - 50% and expected life - 8 years.

The weighted average fair value of stock options granted during fiscal 2002, calculated using the Black-Scholes option pricing model, was $16.07 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 5.57%, expected volatility - 50% and expected life - 8 years.

The weighted average fair value of stock options granted during fiscal 2003, calculated using the Black-Scholes option pricing model, was $15.84 using the following assumptions; expected dividend yield - 0%, risk free interest rate - 3.39%, expected volatility - 50% and expected life - 8 years.

Had the Company determined compensation expense based on the fair value at the grant date for these options under SFAS No.123, "Accounting for Stock-Based Compensation", the Company's net income for fiscal 2001, 2002 and 2003 would have been reduced to the pro-forma amounts indicated below.


                                                    2001            2002                2003
                                                      (in thousands, except per share data)
Net Income                      as reported       $10,978         $14,200             $18,283
                                  pro-forma         9,788          12,591              16,187

Net Income per ordinary share
Basic                           as reported         $0.97           $1.22               $1.55
                                  pro-forma          0.87            1.08                1.37

Diluted                         as reported          0.92            1.16                1.50
                                  pro-forma          0.82            1.03                1.33


10. Government Grants

                                                                May 31,
                                                       2002              2003
                                                           (in thousands)
        Received and receivable                      $1,280            $1,280
        Less accumulated amortization                 (244)             (280)
        Foreign exchange translation adjustment        (74)               174
        ---------------------------------------------------------------------
                                                        962             1,174
        Less current portion                           (25)              (34)
        ---------------------------------------------------------------------
                                                       $937            $1,140
        ---------------------------------------------------------------------

Government grants amortized to the profit and loss account amounted to U.S.$12,000, U.S.$46,000 and U.S.$36,000 for the years ended May 31, 2001, 2002 and 2003, respectively.

As of May 31, 2003 the Company had U.S.$1,351,000 in restricted retained earnings, pursuant to the terms of the grant agreements.

11. Share Capital

Ordinary Shares
Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders and/or such interim dividends as the board of directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ADSs and ordinary shares not otherwise represented by ADRs. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person at a general meeting of shareholders, and every proxy, shall have one vote, for each ordinary share held with no individual having more than one vote.

On November 22, 2000, the ordinary share capital of the Company was redenominated from IR5p per share to (euro)0.06 per share. The renominalization generated a capital conversion reserve fund of (euro)39,499 (U.S.$47,277) which was recorded within additional paid in capital.

On January 28, 2000, the Company merged with Pacific Research Associates Inc. ("PRAI") in a transaction accounted for as a pooling-of-interests transaction. The Company issued 838,828 ordinary shares of (euro)0.06 each to PRAI shareholders for this transaction. These shares have been treated as outstanding for all periods presented.

On January 27, 2000, the Company acquired YRCR for cash and shares. The Company issued 51,387 ordinary shares of (euro)0.06 each to YRCR shareholders for this transaction. At May 31, 2000, pursuant to an earn-out clause contained in the purchase agreement with YRCR, a further 24,272 ordinary shares of (euro)0.06 each were issued to the YRCR shareholders and on August 31, 2001, a further 10,772 ordinary shares of (euro)0.06 were issued. On October 8, 2002, a further 3,696 ordinary shares of (euro)0.06 were issued (see note 4).

During the year to May 31, 2001, 275,960 options were exercised by employees at an average exercise price of U.S.$1.78 per share.

During the year to May 31, 2002, a further 358,100 options were exercised by employees at an average exercise price of U.S.$7.47 per share.

During the year to May 31, 2003, a further 39,360 options were exercised by employees at an average exercise price of U.S.$18.51 per share for total procceeds of U.S.$728,554.

12. Income Taxes

The U.S. based and Irish-based subsidiaries file tax returns in the United States and Ireland, respectively. The other foreign subsidiaries are taxed separately under the laws of their respective countries.


The components of income before provision for income tax expense are as follows:

                                                     Year Ended May 31,
                                              2001        2002         2003
                                                     (in thousands)

 Ireland                                     $3,194      $7,702      $6,556
 Other                                       10,401      11,627      18,727
 ---------------------------------------------------------------------------
 ---------------------------------------------------------------------------

 Income before provision for income taxes   $13,595     $19,329     $25,283
 ---------------------------------------------------------------------------

The components of total income tax expense are as follows:

                                                         Year Ended May 31,
                                                   2001        2002        2003
                                                          (in thousands)
 Provision for income taxes
 Current:
 Ireland                                           $440      $1,164      $1,158
 United States                                    1,613       3,684       4,334
 Other                                              602         262       1,132
 ------------------------------------------------------------------------------

                                                  2,655       5,110       6,624
 Deferred expenses/(benefit):
 Ireland                                              -           -          31
 United States                                     (38)          19         345
 ------------------------------------------------------------------------------

 Provision for income taxes                       2,617       5,129       7,000

 Shareholders'  equity for  compensation
 expense for tax purposes in excess of
 amounts  recognized  for financial
 reporting purposes                               (351)       (792)        (48)
 ------------------------------------------------------------------------------

 Total                                           $2,266      $4,337      $6,952
 ------------------------------------------------------------------------------



On January 1,2001, Ireland's statutory income tax rate decreased from 24% to 20%, on January 1, 2002 from 20% to 16% and on January 1, 2003, from 16% to 12.5%. Certain activities carried out by the Irish company, principally data processing services, are taxed at a reduced rate of 10%. The Company's consolidated effective tax rate differed from the blended statutory rate as set forth below;


                                                                               Year Ended May 31,
                                                                         2001              2002               2003
                                                                                     (in thousands)
       Taxes at  Irish  statutory  rate of  14.54%  (18.33%  in
       2002; 22.33% in 2001)                                           $3,035            $3,543             $3,676
       Irish income at reduced rates                                    (273)             (537)              (523)
       Foreign and other income taxed at (reduced)/higher rates         (616)             1,126              2,397
       United  States  state tax net of United  States  Federal
       benefit                                                            249               468                556
       Movement in valuation allowance                                   (63)             (127)                374
       Non deductible expenses                                              -               161                 35
       Other                                                              285               495                485
       -----------------------------------------------------------------------------------------------------------

       Total provision for income taxes                                $2,617            $5,129             $7,000
       -----------------------------------------------------------------------------------------------------------


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                              Year Ended May 31,
                                                              2002         2003
                                                                (in thousands)
       Deferred tax liabilities:
       Property, plant and equipment                         $ 497         $764
       Goodwill and related assets                             193          828
       Other                                                     -          172
       ------------------------------------------------------------------------

       Total deferred tax liabilities                          690        1,764

       Deferred tax assets:
       Deferred revenue                                        287            -
       Net operating loss carryforwards                      1,376        2,292
       Accrued expenses and payments on account                819          946
       Deferred compensation expense                           234          474
       ------------------------------------------------------------------------

       Total deferred tax assets                             2,716        3,712
       Valuation allowance for deferred tax assets         (1,618)      (1,916)
       ------------------------------------------------------------------------

       Deferred tax assets recognized                       $1,098       $1,796
       ------------------------------------------------------------------------

       Net deferred tax asset                                 $408          $32
       ------------------------------------------------------------------------


At May 31, 2002 and 2003, European subsidiaries had operating loss carryforwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately U.S.$600,000 and U.S.$1,400,000 respectively.

At May 31, 2002 and 2003, a U.S. subsidiary had a net operating loss carryforwards for U.S. Federal and State income tax purposes, available to offset against future taxable income if any of approximately U.S.$2,000,000, which expires between 2009 and 2020. Under section 382 of the Internal Revenue Code of 1986, as amended, the subsidiary's ability to use the net operating loss carryforward is limited to U.S.$113,000 per year since the subsidiary experienced a change in ownership of more than 50 percentage points in 2000.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has provided a valuation allowance for the years ended May 31, 2002 and 2003 of U.S.$1,618,000 and U.S.$1,916,000 respectively. This valuation allowance is based on management's belief that it is more likely than not that the European and US entities' losses and other deferred tax assets will not be utilized given their history of operating losses.


13. Significant Concentrations

The Company does business with most major international pharmaceutical companies (see note 15). The Company has not written off any accounts receivable since inception.

14. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company's business, results of operations and financial condition.

The Company has several non-cancellable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company paid U.S.$7,618,000, U.S.$10,963,000 and U.S.$15,743,000 in rental expense for the fiscal years ended May 31, 2001, 2002 and 2003, respectively. Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

                                                        Minimum rental payments
                                                             (in thousands)
       2004                                                      $16,975
       2005                                                       16,633
       2006                                                       14,755
       2007                                                       11,730
       2008                                                       10,720
    Thereafter                                                   $58,776
    ---------------------------------------------------------------------------

The Company has a number of finance leases, primarily over furniture and equipment, that expire over the next four years. Future commitments are as follows:
                                                              Lease payments
                                                              (in thousands)
    2004                                                           $268
    2005                                                            244
    2006                                                            79
    2007                                                            48
    Thereafter                                                      19
    Less future finance charges                                    (134)
    ---------------------------------------------------------------------------

    Total                                                          $524
    ---------------------------------------------------------------------------


The Company made a number of acquisitions in recent years with earn-out provisions built into the purchase contracts, which may require cash payments of U.S.$8,946,000 to be made during fiscal 2005 if the specified earn-out targets are achieved.

15.  Business Segment Information

The Company operates predominantly in the contract clinical research industry providing a broad range of clinical research and integrated product development services on a global basis for the pharmaceutical and biotechnology industries. On June 8, 2000, the Company acquired for cash UCT (U.S.), Inc. ("UCT"), subsequently renamed ICON Laboratories Inc., a central laboratory company based in New York, USA. This, together with laboratory services based in Dublin, form the central laboratory information disclosed below.

The Company's areas of operation outside of Ireland principally include the United Kingdom, United States, Germany, Australia, Argentina, France, Japan, Israel, Singapore, Canada, Sweden, The Netherlands, Latvia, South Africa and India. Segment information for the fiscal years ended May 31, 2001, 2002 and 2003 is as follows:

     a) The distribution of net revenue by geographical area was as follows:

                                          Year Ended May 31,
                                    2001              2002               2003
                                                (in thousands)
       Ireland*                  $10,302           $20,406            $26,293
       Rest of Europe             21,939            24,605             34,727
       U.S.                       82,572           107,520            158,707
       Other                       1,350             4,024              5,998
       ----------------------------------------------------------------------

       Total                    $116,163          $156,555           $225,725
       ----------------------------------------------------------------------

       * All sales shown for Ireland are export sales.


     b) The distribution of net revenue by business segment was as follows:

                                            Year Ended May 31,
                                      2001              2002               2003
                                                  (in thousands)
       Central laboratory          $13,564           $25,887            $26,168
       Clinical research           102,599           130,668            199,557
       ------------------------------------------------------------------------

       Total                      $116,163          $156,555           $225,725
       ------------------------------------------------------------------------


     c) The distribution of income from operations by geographical area was as follows:

                                          Year Ended May 31,
                                    2001              2002               2003
                                                (in thousands)
       Ireland                    $1,655            $7,706             $6,532
       Rest of Europe              3,250           (3,397)              1,192
       U.S.                        6,424            13,398             17,091
       Other                       (253)               506                114
       ----------------------------------------------------------------------

       Total                     $11,076           $18,213            $24,929
       ----------------------------------------------------------------------


     d) The distribution of income from operations by business segment was as follows:

                                           Year Ended May 31,
                                     2001              2002               2003
                                                 (in thousands)
       Central laboratory          $(316)            $3,660               $115
       Clinical research           11,392            14,553             24,814
       -----------------------------------------------------------------------

       Total                      $11,076           $18,213            $24,929
       -----------------------------------------------------------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                                   Year Ended May 31,
                                                2002               2003
                                                   (in thousands)
       Ireland                                $9,795            $17,003
       Rest of Europe                          3,581              6,316
       U.S.                                   11,438             15,066
       Other                                     668              1,118
       -----------------------------------------------------------------

       Total                                 $25,482            $39,503
       ---------------------------------------------- ------------------


     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                                       Year Ended May 31,
                                                   2002               2003
                                                      (in thousands)
       Central laboratory                        $2,721             $3,560
       Clinical research                         22,761             35,943
       --------------------------------------------------------------------

       Total                                    $25,482            $39,503
       --------------------------------------------------------------------


     g) The distribution of depreciation and amortization by geographical area was as follows:

                                         Year Ended May 31,
                                   2001              2002               2003
                                               (in thousands)
       Ireland                     $973            $1,302             $2,330
       Rest of Europe               728               975              1,138
       U.S.                       3,136             3,513              3,535
       Other                        138               230                302
       ---------------------------------------------------------------------

       Total                     $4,975            $6,020             $7,305
       ---------------------------------------------------------------------


     h) The distribution of depreciation and amortization by business segment was as follows:

                                           Year Ended May 31,
                                     2001              2002               2003
                                                 (in thousands)
       Central laboratory                                                 $732
                                     $737              $591
       Clinical research            4,238             5,429              6,573
       -----------------------------------------------------------------------

       Total                       $4,975            $6,020             $7,305
       -----------------------------------------------------------------------

     i) The distribution of total assets by geographical area was as follows:

                                           Year Ended May 31,
                                                2002             2003
                                             (in thousands)
       Ireland                               $36,549          $59,838
       Rest of Europe                         66,719           60,982
       U.S.                                   60,789          110,602
       Other                                   1,737            3,592
       --------------------------------------------------------------

       Total                                $165,794         $235,014
       --------------------------------------------------------------


     j) The distribution of total assets by business segment was as follows:

                                                 Year Ended May 31,
                                               2002             2003
                                            (in thousands)
       Central laboratory                                    $19,175
                                            $16,566
       Clinical research                    149,228          215,839
       -------------------------------------------------------------

       Total                               $165,794         $235,014
       -------------------------------------------------------------


     k) The distribution of capital expenditures by geographical area was as follows:

                                        Year Ended May 31,
                                  2001              2002               2003
                                              (in thousands)
       Ireland                  $1,656            $3,158             $6,375
       Rest of Europe              621             2,563              1,686
       U.S.                      4,341             4,938              7,274
       Other                        71               291                658
       --------------------------------------------------------------------

       Total                    $6,689           $10,950            $15,993
       --------------------------------------------------------------------


     l) The distribution of capital expenditures by business segment was as follows:

                                         Year Ended May 31,
                                   2001              2002               2003
                                               (in thousands)
       Central laboratory          $547            $1,965             $1,520
       Clinical research          6,142             8,985             14,473
       ---------------------------------------------------------------------

       Total                     $6,689           $10,950            $15,993
       ---------------------------------------------------------------------

     m) The following table sets forth the clients which represented 10% or more of the Company's net revenue in each of the periods set out below.

                                          Year Ended May 31,
                                    2001              2002               2003
       Client A                      19%               14%                10%
       Client B                      15%                 *                  *
       Client C                        *               16%                21%
       Client D                        *               13%                  *
       Client E                        *                 *                11%

            *   Net Revenue did not exceed 10%


16. Supplemental Disclosure of Cash Flow Information

                                               Year Ended May 31,
                                         2001          2002               2003
                                                 (in thousands)

       Cash paid for interest            $426          $462               $279
       -----------------------------------------------------------------------

       Cash paid for income taxes        $727        $2,514             $7,186
       -----------------------------------------------------------------------



17. New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143, which was effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The adoption of this standard did not have a material impact on the Company's results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). The Company adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No. 144 did not have a material impact on the Company's results of operations and financial position.

In November 2001, the Emerging Issues Task Force, or EITF, released EITF Issue 01-14, "Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. The Company does not generally earn a profit on these costs. The Company has always included such reimbursed costs within the measure of gross revenues and adoption of EITF Issue 01-14 had no effect on the reported results.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which have been adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 did not have a material impact on the Company's results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS No. 146 did not have a material impact on our results of operations and financial postion.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"), This interpretation addresses the disclosure to be made by a guarantor in its financial statements about its obligation under guarantees. FIN 45 also requires the guarantor to recognize a liability for the non-contingent component of the guarantee, that is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The disclosure requirements in this Interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantors fiscal year-end. Adoption of FIN 45 did not have a significant effect on the Company's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. The enhanced disclosure requirements are included in the financial statements. The Company has decided to continue to account for stock options in accordance with the provisions of APB No. 25.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"), which interprets Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB No. 51 with respect to the consolidation of certain entities (variable interest entities - "VIE's") to which the usual condition for consolidation described in ARB No. 51 does not apply because the controlling financial interest in VIE's may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIE's and the holder of a significant variable interest in VIE's to disclose certain information relating to their involvement with the VIE's. The provisions of FIN 46 apply immediately to VIE's created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company did not create or obtain an interest in a VIE after January 31, 2003 and does not expect the impact of fully adopting FIN 46 to have a significant impact on our financial statements.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. Under SFAS No. 133, the

Company's foreign exchange contracts do not qualify for hedge accounting treatment. The Company does not expect the impact of adopting Statement 149 to have a significant impact on our financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company does not expect the impact of adopting Statement 150 to have a significant impact on our financial statements.

The Emerging Issues Task Force (EITF) has reached a final consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities, specifically how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. The Issue also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with a possible alternative means of adoption by applying the new rules to existing contracts and recording the effect of adoption as a cumulative effect of a change in accounting principle. Early adoption is permitted. The Company will adopt EITF Issue No. 00-21 on June 1, 2003 and does not expect this will have a significant impact on its financial statements.

18. Related Parties

   On February 6, 1998, the Company entered into an Option Agreement with Rosa Investment Limited ("Rosa"). Rosa's sole activity is to hold an investment in Clear Investments Limited ("Clear"), the sole activity of which is to hold Mr. Gray's option to exercise 54,000 ordinary shares. At any time between April 26, 2000 and April 26, 2004, Rosa may sell Clear to the Company in exchange for 54,000 ordinary shares, provided that Clear still holds Mr. Gray's option and cash equal to the exercise price of Mr. Gray's option. Such sale to the Company would be the economic equivalent of an exercise of stock options directly by Mr. Gray. Mr. Gray is a director of Rosa and Clear. Rosa is owned by a trust of which Mr. Gray is a beneficiary.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned thereunto duly authorized.





                                                ICON public limited company




August 1, 2003.                                 /s/ Sean Leech
---------------------------                     -----------------------------
Date                                            Sean Leech
                                                Chief Financial Officer